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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004
                                            ----------

                       Commission File Number: 333-100069
                                               ----------

                                NETEASE.COM, INC.

                              Suite 1901, Tower E3
                           The Towers, Oriental Plaza
                               Dong Cheng District
                   Beijing, People's Republic of China 100738
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F         X         Form 40-F
                        ----------------            ---------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                         No      X
                  --------------             ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

              82-      N.A.
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                                NETEASE.COM, INC.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
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Signature                                                                 Page 3

Exhibit 99.1, Press Release Regarding Receipt of "Wells                   Page 4
                  Notice" from U.S. Securities and
                  Exchange Commission


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NETEASE.COM, INC.


                                       By: /s/ Ted Sun
                                           ------------------------------------
                                           Name:  Mr. Ted Sun
                                           Title: Acting Chief Executive Officer
                                                  and Director

Date:  March 17, 2004

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[Company Logo]

                                                                   Press Release
--------------------------------------------------------------------------------

Contact for Media and Investors:
Ms. Olive Wang
NetEase.com, Inc.
ir@corp.netease.com
-------------------
8610-8518-0163, ext. 8243

Christina Splinder
Ogilvy Public Relations Worldwide
christina.splinder@ogilvy.com
-----------------------------
(+8610) 6443-6488 x.505


                NetEase.com Reports Receipt of SEC "Wells Notice"

(Beijing - March 15, 2004) - As previously disclosed by NetEase.com, Inc. (Nasdaq: NTES), the staff of the U.S. Securities and Exchange Commission (SEC) has been conducting an investigation related to NetEase's restatement of its financial statements for the year ended December 31, 2000. NetEase today announced that it has received a "Wells notice" from the SEC staff which states that the staff intends to recommend that the SEC bring a civil injunctive action against the Company for alleged violations of the federal securities laws, which action NetEase believes will be in connection with the circumstances relating to the restatement. NetEase believes that any such action will relate only to conduct that occurred more than two and a half years ago and has no relation to its present management or operations.

Under SEC procedures, NetEase has the opportunity to respond to the SEC staff before the staff makes a formal recommendation regarding any action to be taken against NetEase by the SEC. NetEase will continue to fully cooperate with the SEC in this matter and attempt to resolve it as soon as possible.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of February 29, 2004 we had approximately 185 million accumulated registered accounts, and our average daily page views for the month ended February 29, 2004 exceeded 309 million.

Community products and services which the NetEase Web sites offer include instant messaging, personals, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase Web sites provide 20 channels of content. NetEase sources news content on world events, sports, science and technology, and financial markets as well as entertainment content such as cartoons, games, astrology and jokes from over one hundred international and domestic content providers.

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[Company Logo]

NetEase offers on-line advertising on its Web sites as well as paid listings on its Search Engine, Web Directory and Classified Ads services, and an Online Mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.

NetEase also offers Wireless Value-added Services such as news and information content sent over short-messaging services, MMS and WAP technologies, and Online Game services through three massively multi-player online role-playing game titles, Westward Journey Online 2.0, Fantasy Westward Journey and PristonTale 2.0.

                                      * * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the outcome of the SEC's investigation into NetEase's restatement of its financial statements for the year ended December 31, 2000, which could include the imposition of fines and penalties and other remedies and sanctions; the risk that the trading price of NetEase's American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; the risk that current or future appointees to management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; NetEase's ability to develop and implement additional operational and financial systems to manage NetEase's operations; and other risks outlined in NetEase's filings with the Securities and Exchange Commission, including its registration statements on Form F-1 and Form F-3, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.